EXHIBIT 99.1

Standard Lithium to Participate in the BMO 32nd Global Metals, Mining & Critical Minerals Conference

VANCOUVER, British Columbia, Feb. 23, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), a leading near-commercial lithium company, will participate in the BMO 32nd Global Metals, Mining & Critical Minerals Conference in Hollywood, Florida. The event runs from February 26 to March 1, 2023.

Management will be hosting one-on-one meetings during the conference. Interested investors should contact their BMO Capital Markets representative or Standard Lithium’s IR Team at standardlithium@lhai.com.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to plans at the LANXESS Property Project and the South West Arkansas Project, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:
LHA Investor Relations
David Barnard
+1 415-433-3777
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/
standardlithium@lhai.com
info@standardlithium.com